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SECURITI  ISSION

04017315

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 051126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SASCO HILL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 JOHN STREET

(No. and Street)

SOUTHPORT	CT	06490
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GILMAN C. PERKINS   203-256-9425

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC   CERTIFIED PUBLIC ACCOUNTANT.

(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,		03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GILMAN C. PERKINS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SASCO HILL SECURITIES, LLC_____, as of __DECEMBER 31_____, 20 __03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Subscribed and sworn to before me
this ___ day of ___, 2004

_____
NOTARY PUBLIC
DATE COMMISSION EXPIRES 3/26/07
Notary Public

_____
Signature

MANAGING MEMBER
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SASCO HILL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
                                                                      FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Sasco Hill Securities, LLC
Southport, CT

We have audited the accompanying statement of financial condition of Sasco Hill Securities, LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sasco Hill Securities, LLC at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 20, 2004

SASCO HILL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 6,212
Accounts receivable	7,439
Total assets	$ 13,651

MEMBERS' EQUITY

Members' equity	$ 13,651

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	$ 2,786,528
Expenses:	
Professional and registration fees	$ 36,614
Registered representative compensation	399,229
Other operating expenses	427,620
Total expenses	$ 863,463
Net income	$ 1,923,065

SASCO HILL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

Members' equity at beginning of year	$ 80,883
Net income	1,923,065
Members' contributions	30,000
Members' distributions	(2,020,297)
Members' equity at end of year	$ 13,651

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 1,923,065
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Decrease in accounts receivable	$ 72,932	
Decrease in accounts payable	(9,297)	
Total adjustments		63,635
Net cash provided by operating activities		1,986,700
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Contributions from members		30,000
Distributions to members'		(2,020,297)
Net decrease in cash		(3,597)
Cash at beginning of year		9,809
Cash at end of year		$ 6,212

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SASCO HILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in May, 1999. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The company acts principally as an agent in cross-border mergers and acquisitions and long-term financing arrangements.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Sasco Hill Securities, LLC. The Company shall be dissolved on December 31, 2027, unless the term shall be extended by an amendment of the Operating Agreement and the Certificate of Formation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

SASCO HILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2003

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $6,212 at December 31, 2003, which exceeded required net capital of $5,000 by $1,212. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.0 %.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company reimburses Perkins Fund Marketing, LLC for certain expenses paid by the related party. The total of these expenses was $363,696 in 2003. There was nothing due at 12/31/03 for such expenses.

SASCO HILL SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

SASCO HILL SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total ownership equity from statement of financial condition	$	13,651
Total nonallowable assets from statement of financial condition		(7,439)
Net capital before haircuts on securities positions		6,212
Haircuts on securities		-
Net capital	$	6,212
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0.0%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	-
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,212
Excess net capital at 1000%	$	6,212

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

SASCO HILL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control

Members' of
Sasco Hill Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sasco Hill Securities, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 20, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant